SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated February 16, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 16, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Acceptance of the resignation of Alternate Director

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the Company) with the aim of informing the following:

i)	According to the note submitted on February 2, 2017, Mr. Bernardo Saravia Frías presented his resignation as Alternate Director of the Company due to his designation to hold office in the public function.
ii)	The Board of Directors of Telecom Argentina on its meeting held today, considered and accepted the resignation of Mr. Saravia Frías.
iii)	As the Board of Directors has an adequate number of alternate members, it was resolved that there is no need to adopt any resolution for the replacement of the resigning Director, until the next Shareholder’s Meeting is held.

Sincerely,

Mariano Ibáñez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 16, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations